November 14, 2018

Milton C. Ault, III
Chief Executive Officer
DPW Holdings, Inc.
201 Shipyard Way
Newport Beach, CA 92663

       Re: DPW Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 30, 2018
           File No. 001-12711

Dear Mr. Ault:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:    Marc J. Ross, Esq.